

Mail Stop 3628

April 10, 2006

Via U.S. Mail and facsimile to (713) 632-1867
J. Kevin Blodgett, Esquire
General Counsel and Executive Vice President,
   Administration
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

   Re: Dynegy Inc.
            Amended Schedule TO-I
            Filed on April 5, 2005
            File No. 005-46541
            Registration Statement on Amended Form S-4
            Filed April 5, 2005
            File No. 333-132454

Dear Mr. Blodgett:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Registration Statement on Amended Form S-4

Conditions to the Offer and Consent Solicitation, page 43

    1.   We reissue prior comment 1. You continue to disclose that Dynegy may delay the acceptance for conversion and payment of Offer Consideration if any of the

listed conditions have occurred. However, it is unclear under what circumstances Dynegy could delay the acceptance for conversion and payment of Offer Consideration. In this regard, other than those conditions dependent upon the receipt of government approvals, all conditions must be satisfied or waived prior to expiration of the Offer. Please revise your prospectus accordingly.

Material United States Federal Income Tax Consequences, page 59

2.   We direct you to the disclosure that the Debentures have been treated and will continue to be treated as indebtedness for U.S. federal income tax purposes and that it is possible that the IRS could contend that Debentures should be treated as an equity interest in the company. Please disclose when Dynegy made the determination that the Debentures should be treated as indebtedness rather than an equity interest in the company and the basis for its treatment as such. Also, in light of the fact that the IRS could contend that the Debentures should be treated as an equity interest in Dynegy, revise to discuss the degree of uncertainty in Dynegy's treatment of the Debentures as indebtedness.

Closing

As appropriate, please amend your Schedule TO and registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, we remind you that it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated

J. Kevin Blodgett, Esquire
Dynegy Inc.
April 10, 2006
Page 3

authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger & Acquisitions

cc: Robert F. Gray, Jr., Esquire

Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street, Suite 3600
Houston, Texas 77002

Andrew J. Pitts, Esquire
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019